RUSKIN MOSCOU FALTISCHEK, P.C.

1425 RXR PLAZA

UNIONDALE, NEW YORK 11556

July 15, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Bionik Laboratories Corp.

Registration Statement on Form S-1

Filed May 27, 2015

File No. 333-204491

Ladies and Gentlemen:

On behalf of our client, Bionik Laboratories Corp. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated June 3, 2015 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company with the Commission on May 27, 2015 (File No. 333-204491) (the “Registration Statement”).

The Staff’s comment calls for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. A response to such comment has been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

The Company’s response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. To assist the Staff’s review, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.

Prospectus Cover Page

1.	Please amend your disclosure on your prospectus cover page, in your Plan of Distribution section, and elsewhere in your registration statement, as applicable, to include a fixed price at which your shares will be sold, until such time as these shares will be quoted on an established public trading market.

Accordingly, please include disclosure to the effect that the selling shareholders will sell at a price of $x.xx per share until your shares are quoted in an established public trading market and thereafter at prevailing market prices or privately negotiated prices. Please also discuss the factors that went into the determination of this fixed price. We refer you to Items 501(b)(3) and 505 of Regulation S-K.

The Company acknowledges the Staff’s comment. The Company respectfully submits that (a) the Company does not know the prices at which the selling stockholders will sell their shares being registered pursuant to the Registration Statement and the Company may not be permitted in accordance with its registration rights obligations to determine the selling price of the selling stockholders and (b) the Company is applying for its shares of common stock to be quoted or traded on either the OTCQX or OTCQB marketplace and intends to have such trading commenced prior to the date it requests acceleration of the effectiveness of the Registration Statement. Accordingly, we have respectfully not made the suggested changes to the Registration Statement in contemplation of the trading or quotation of the Company’s common stock on either such established public trading markets.

Alternatively, if the Company determines to request acceleration of the effectiveness of the Registration Statement prior to its common stock trading on an established public trading market, it will further amend the Registration Statement to provide for a fixed price at which the Company's common stock will be offered to the public until such time as its securities are quoted on an established public trading market, and the Company shall then further describe the various factors considered in determining such offering price.

We further advise the Staff that the Company has updated disclosure in Amendment No. 2 to reflect the occurrence of events since the filing of the Registration Statement.

We thank you for your prompt attention to this letter. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above response.

Very truly yours,

By: /s/ Stephen E. Fox

             For the Firm

cc:	Securities and Exchange Commission (via overnight delivery)

Tara Keating Brooks

Daniel Greenspan

Bionik Laboratories Corp. (via e-mail)

Peter Block, CEO

Michal Prywata, COO

Thiago Caires, CTO

Leslie Markow, CFO